SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 15 May 2008
NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc
By:	/s/ David C. Forward
David C Forward Assistant Secretary

Date: 15 May 2008

ANNEX 1 — SUMMARY
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a — 16 or 15d — 16 of
The Securities Exchange Act of 1934
Announcement sent to the London Stock Exchange on 15 May 2008
National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

Announcement:
‘National Grid plc — Results for the year ended 31 March 2008’

15 May 2008
National Grid plc
Results for the year ended 31 March 2008
HIGHLIGHTS
•	Very strong performance
•	Earnings per share up 25%[1]

•	15% increase in full year dividend
•	Delivering on strategy
•	Acquisition of KeySpan and disposals of Wireless, Basslink, and Ravenswood

•	£1,605m returned to shareholders via repurchase programme since 1 April 2007

•	Capital investment of £3.1bn, up 30%, strong investment pipeline for organic growth
•	Outlook for 2008/09 positive, trading in line with our expectations.
FINANCIAL RESULTS FOR CONTINUING OPERATIONS

(£m, at actual exchange rate)	Year ended 31 March
	2008	2007	% change

Business performance[1]
Operating profit	2,595	2,031	28
Pre-tax profit	1,839	1,486	24
Earnings	1,253	1,042	20
Earnings per share	48.0p	38.3p	25

Statutory results
Operating profit	2,964	2,513	18
Pre-tax profit	2,192	1,751	25
Earnings	1,578	1,308	21
Earnings per share	60.5p	48.1p	26

Dividend per share	33.0p	28.7p	15

Steve Holliday, Chief Executive, said:
“National Grid has again delivered an excellent operational and financial performance. We have completed the acquisition of KeySpan and realised substantial additional value for shareholders with the successful sales of our Wireless businesses, Basslink, and the agreed sale of Ravenswood.
“Looking ahead, 2008/09 is about execution – building on our regulatory experience, disciplined delivery of our investment plans, continued implementation of our global operating model – and I am confident that we will deliver significant further improvements that will benefit both customers and shareholders. We are well positioned to deliver another year of good performance in 2008/09, and this is reflected by our progressive dividend policy.”

1 Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items, remeasurements and stranded cost recoveries. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Stranded cost recoveries are costs associated with historic generation investment and related contractual commitments that were not recovered through the sale of those investments – these recoveries end in 2011. Further details are provided in Note 3 on page 24. A reconciliation of Business performance to Statutory results is provided in the consolidated income statement on page 17.

National Grid
2007/08 Full Year Results

CHIEF EXECUTIVE’S REVIEW
National Grid has continued to deliver its strategy on all fronts. We have again delivered a very strong financial performance, growing operating profit – particularly in our Transmission and Gas Distribution businesses – growing earnings per share and delivering a step increase in the full-year dividend.
On 24 August, we completed the acquisition of KeySpan, significantly growing our footprint in North America and positioning National Grid as the second largest energy delivery company in the US (by customer numbers).
During the year we announced a series of planned disposals, generating total proceeds of around £4.6bn, and realising significant value:
•	In April, we announced that we had sold our UK Wireless business for £2.5bn.
•	In August, we completed the sale of our US Wireless business for £0.2bn, and the sale of Basslink, our interconnector in Australia, for £0.5bn.
•
In March, we agreed the sale of our Ravenswood generating station in New York City to TransCanada for $2.9bn (around £1.4bn) cash, ahead of market expectations, and well within the three year period allowed by the New York Public Service Commission (NYPSC). The sale is subject to regulatory approvals from the Federal Energy Regulatory Commission, the NYPSC, and clearance under US anti-trust and foreign investment laws – subject to these approvals, we expect to complete the sale by summer 2008.

We are making good progress with the implementation of our global operating model, and 6 months into this transformation have already delivered improvements in customer service and reliability. We also maintain our continual focus on improving our safety and environmental performance. Over time, we expect that this approach to running our business will create significant shareholder value. At the end of March, we had reduced our regulated controllable cost base by around 1% in real terms, which includes KeySpan synergy savings at a run rate of $38m. This is ahead of our target to achieve a $100m savings run rate by March 2009.
Investment
Our organic investment pipeline remains strong. In the UK electricity and gas markets, investment is being driven by changes in sources of gas supply, the development of the UK Government’s energy policy and the need for asset replacement. In the US electricity and gas markets, investment is being driven by customer additions, reliability, and the emerging need for asset replacement.
Our baseline plans to invest a total of around £16bn in our priority markets over the six years to March 2012 are on track, and we project that over the same period our total UK regulatory asset base and our total US rate base will have grown by over 35% and over 25%2 respectively.
In 2007/08, we invested £3.1bn – growing our UK and US rate bases by 11% and 6%2 respectively. Investment under our plans now totals £5.4bn since April 2006, leaving a balance of around £10.5bn of planned baseline investment over the next four years. This investment is expected to be financed from internal cashflow and borrowings.
Regulation
National Grid operates under 20 main regulatory controls and we believe that this regulatory portfolio leads to greater stability in our operating profit.
In the UK, we have implemented new regulatory agreements in both our Transmission and Gas Distribution businesses. In April 2007, we implemented our new five year UK Transmission Owner Price Controls in the UK – these agreements resulted in baseline real revenue increases of 7% in electricity transmission and 17% in gas transmission. We also implemented our one year UK Gas

2 Representing growth in our US rate base excluding stranded assets of $1.4bn at 31 October 2007, and $1.7bn at 31 October 2006.

National Grid
2007/08 Full Year Results

Distribution Price Control, which resulted in an 11% increase in allowed revenue. In December, we accepted Ofgem’s final proposals for the UK Gas Distribution Price Controls for the five years from 1 April 2008. In March, Ofgem announced a review into the regulatory approach for energy networks in the UK. Industry and consumers now face very different challenges, particularly around issues such as security of supply, climate change, and investment. We look forward to working closely with Ofgem through this review process to help deliver a stable and reliable regulatory framework that meets these challenges and encourages the necessary investment.
In the US, we are in discussion with state regulators on gas rate plan filings in New Hampshire and Rhode Island, and we expect to file a new gas rate plan in upstate New York shortly. These networks are not currently earning their allowed returns and we expect these filings to result in improved returns during 2009/10.
On 22 October, as agreed with the NYPSC, we filed a $1.47bn five year capital investment plan for electricity transmission and distribution in upstate New York. These investments are largely targeted at enhancing customer service by improving the reliability of our electricity system. In December, we filed with the NYPSC to recover a portion of this investment under our existing rate plan and a decision from the NYPSC is expected shortly. We expect to make further filings for partial recovery of investment in each of the next three years, recovering the balance as part of our next rate plan from 1 January 2012 at the latest. In February, we filed with the Federal Energy Regulatory Commission (FERC) to revise the wholesale Transmission Service Charge in our upstate New York business. We anticipate a decision from the FERC around the end of the year.
Financing
We are committed to financing our business in a manner consistent with maintaining an efficient balance sheet and optimising our cost of capital, and we aim to manage the long-term trend for interest cover within a range of around 3.0 – 3.5 times.
During 2007/08 we raised the equivalent of around £1.6bn3 of long term debt. We experienced a widening in credit spreads through the course of the year; however, underlying rates fell resulting in our debt finance costs remaining broadly similar to historic levels. Over recent weeks the level of issuance activity in the investment grade corporate credit market has increased markedly. We are continuing our normal Treasury operations to support our investment programme in 2008/09, and since 1 April 2008, we have raised £1.1bn of long term debt.
Climate change
Climate change continues to be a key item on the political and regulatory agenda. We believe that minimising our impact on the environment, while delivering safe, secure and economic supplies of energy to customers, should be at the heart of our operational decision making.
In April 2008, we raised our emissions reduction target to 80% by 2050, having already achieved a 38% reduction from our baseline. We also announced our plans to adopt new carbon budgets across our operations, integrating them into our day-to-day management of our electricity and gas networks, to help achieve this target. Adopting internal carbon budgets will ensure that National Grid is well prepared for future legislation by properly accounting for the potential cost of emissions under a carbon tax or mandatory cap and trade scheme.
Our current regulatory arrangements in the UK and US already have a variety of features that support enhanced environmental performance. These include, for example, incentive schemes targeted at reducing emissions associated with electricity and gas assets, gas distribution mains replacement programmes, and replacement of certain gas transmission compressor units in the UK with more efficient electric drive compressors. In the longer term, we expect ongoing emissions reductions and the use of more energy efficient plant and equipment to drive down the life-cycle costs of our assets.

3 National Grid issues debt in a variety of currencies, which are subsequently swapped into £ sterling or $US.

National Grid
2007/08 Full Year Results

DIVIDEND AND SHARE REPURCHASE
In January, we announced our updated dividend policy, which reflects the Board’s confidence in National Grid’s growth prospects. Our new policy to grow dividends per ordinary share (expressed in sterling) has two components:
•	a one-off increase of 15% in 2007/08; and
•	a targeted increase of 8% in each of the four financial years through to 31 March 2012.
In line with this policy, the Board has recommended a final dividend of 21.3p per ordinary share ($2.0497 per American Depository share (ADS)), bringing the full-year dividend to 33.0p per ordinary share ($3.2650 per ADS). The final dividend is to be paid on 20 August 2008 to shareholders on the register as at 6 June 2008.
Under our US rate plans, cash flows from stranded assets in our Electricity Distribution business are scheduled to end in 2011 and do not form part of our core on-going business. We are returning these cashflows to shareholders via an on-market share repurchase programme and therefore exclude them from our dividend policy. In May 2007, we extended this share repurchase programme to return £1.8bn of proceeds from the sale of our Wireless businesses.
Since 1 April 2007 we have repurchased 213.9m shares at a value of £1,605m (as at 31 March 2008 200.1m shares had been repurchased, at a value of £1,507.4m). This completes the return of the US stranded asset post-tax cash flows for 2007/08. We are on track to complete the return of £1.8bn following the sale of our Wireless businesses within the next six months and this, together with the balance of stranded asset post-tax cash flows for 2008/09, is expected to result in a share repurchase programme of around £600m during 2008/09.
OUTLOOK
Current trading remains in line with our expectations and our outlook for the year is positive.
During 2008/09, we expect continued good operating performance in our Transmission and Gas Distribution businesses. Gas Distribution will reflect a full year of KeySpan ownership, although given the seasonality of its revenues, we expect our US gas distribution profitability to remain heavily skewed to the second half. We expect the financial performance of our Electricity Distribution and Generation business to be similar to 2007/08, due to a full year contribution from our transmission and distribution services and generation operations on Long Island, reduced deferral account recoveries, increased reliability enhancement spending, and increased depreciation.
Net interest charges are expected to be significantly higher in 2008/09 due to the full year ownership of KeySpan, whilst our effective tax rate should benefit from the reduction in the UK corporation tax rate.
Overall we are well positioned to deliver another year of solid performance, supporting our progressive dividend policy.

National Grid
2007/08 Full Year Results

BASIS OF PRESENTATION
Unless otherwise stated, all financial commentaries are given on a business performance basis, at actual exchange rates. Business performance represents the results for continuing operations before exceptional items, mark-to-market remeasurements of commodity contracts and financial instruments that are held for economic hedging purposes but did not achieve hedge accounting, and US stranded cost recoveries. Commentary provided in respect of results after exceptional items, mark-to-market remeasurements and US stranded cost recoveries is described as ‘statutory’.
REVIEW OF RESULTS AND FINANCIAL POSITION
Operating profit was £2,595m, up 28% on the prior year (up 29% on a constant currency basis4). This was primarily driven by strong results in our Transmission and Gas Distribution businesses.
Net finance costs were £760m, 39% higher than the prior year, mainly as a result of the completion of the KeySpan acquisition, which increased average net debt levels and reduced interest income as cash held on deposit was utilised in the transaction. Profit before tax was up 24% to £1,839m. The tax charge on profit was £583m, £141m higher than the prior year, resulting in an effective tax rate for the year of 31.7% (up from 29.7% in 2006/07).
Earnings were up 20% on the prior year at £1,253m. Earnings per share increased 25% from 38.3p last year to 48.0p, reflecting our strong operating performance and the benefit of our share repurchase programme.
Exceptional items and remeasurements for continuing operations increased earnings by £96m after tax. These comprised a £170m deferred tax credit arising from a reduction in the UK corporation tax rate, restructuring costs of £84m after tax, a commodity remeasurement gain of £133m after tax, an environmental provisions of £72m after tax, and other items which had a net negative impact of £51m after tax. Stranded cost recoveries, after tax, added £229m to earnings. After these items and minority interests, statutory earnings for continuing operations attributable to shareholders were £1,578m. Statutory basic earnings per share from continuing operations increased 26% to 60.5p, up from 48.1p in the prior year. Profit from discontinued operations was £1,618m after exceptional items and remeasurements, leading to statutory basic earnings per share of 122.5p.
Operating cash flows from continuing operations, before exceptional items, remeasurements, stranded cost recoveries, and taxation, were £175m higher than the prior year at £3,265m.
Organic investment in our continuing businesses increased by 30% to £3.1bn, primarily due to increased capital expenditure on new electricity and gas transmission infrastructure in the UK.
Our net debt rose to £17.6bn at 31 March 2008 compared with £11.8bn at 31 March 2007, mainly reflecting the acquisition of KeySpan, the increased level of capital investment and the return of £1,507m through our share repurchase programme. During the year we also received proceeds of £3.1bn from the sale of our Wireless and Basslink businesses.
Our average return on equity5,6 was 11.8% over a three year period, compared with 12.0% previously. In 2007/08 the return was 12.2%, down on the prior year, mainly reflecting the sale of our Wireless businesses and movements in UK inflation. Interest cover6 at 31 March 2008 was 3.2x, down as planned from 3.8x at 31 March 2007, mainly reflecting increased interest costs following the completion of the KeySpan acquisition.

4 ‘Constant currency basis’ refers to the reporting of the actual results against the prior period results which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the year ended 31 March 2008, which was $2.01 to £1.00. The average rate for the year ended 31 March 2007 was $1.91 to £1.00.
5 The three year average return on equity reflects a reclassification between segments in prior years relating to the pension scheme deficit in electricity transmission in the UK. This reclassification reduced the reported return on equity from 14.1% to 13.5% in 2006/07, from 10.1% to 9.7% in 2005/06, and reduced the three year average to 2006/07 from 12.4% to 12.0%.
6 A description of these metrics can be found on page 15.

National Grid
2007/08 Full Year Results

REVIEW OF TRANSMISSION OPERATIONS

Summary results	Year ended 31 March
(£m)	2008	2007	% change

Revenue and other operating income	3,255	3,086	5
Operating costs	(1,694)	(1,639)	(3)
Depreciation and amortisation	(412)	(393)	(5)
Operating profit – actual exchange rate	1,149	1,054	9
Operating profit – constant currency	1,149	1,049	10

Operating profit by geographical segment	Year ended 31 March
(£m, at constant currency)	2008	2007	% change

UK	1,021	946	8
US	128	103	24
Operating profit	1,149	1,049	10

Capital investment	Year ended 31 March
(£m, at actual exchange rate)	2008	2007	% change

UK	1,600	1,235	30
US	111	108	3
Capital investment	1,711	1,343	27

Rate base*
	2007/08	2006/07	% change

UK regulatory asset value (£m)	10,737	9,313	15
US rate base ($m)**	885	810	9

Returns*	2007/08	2006/07

UK operational return (real)
Electricity transmission	4.6%	4.9%
Gas transmission	7.2%	7.3%
US regulatory return on equity** (nominal)
New England Power***	11.9%	12.8%

* Rate base and returns are for the 12 months ended 31 March for both the UK and US.
** In New York, our electricity and gas, transmission and distribution activities (including our stranded cost recoveries) make a combined regulatory filing each calendar year. The combined New York rate base and returns are reported in our Electricity Distribution and Generation business line.
*** Based on New England Power common equity excluding goodwill.

National Grid
2007/08 Full Year Results

Transmission delivered a very strong performance this year. Operating profit increased to £1,149m, up 9%. This was primarily driven by a step up in UK regulated revenue following the five year Transmission Owner Price Controls which came into effect on 1 April 2007; this was supported by a strong performance under our incentive schemes and resulted in a £176m increase in operating profit. US regulated revenue increased by £27m, mainly as a result of increases in our New England rate base. As expected, demand for French interconnector and LNG storage capacity returned closer to historical normal levels, resulting in a £62m decrease in revenues from those businesses. Depreciation charges were higher than in the prior year by £19m as a result of increasing capital investment. Other items decreased operating profit by a net £22m compared to the prior year. Movement in exchange rates had a £5m year-on-year negative impact on operating profit.
Capital investment in Transmission increased by 27% on the prior period to £1,711m. Around 30% of this investment was in our South Wales gas transmission pipeline project. At 316km in length, the pipeline connects the two LNG terminals under construction at Milford Haven to the UK national gas transmission system; we completed commissioning of the second stage in January, providing around 570GWh/day of capacity. The balance of investment was principally driven by new load related infrastructure and asset replacement on our electricity transmission systems. These investments resulted in increases in our Transmission UK regulatory asset value and US rate base by 15%, and 9% respectively, as compared to the prior year.
‘Logging-up’ mechanisms are a new and positive feature of the UK Transmission Owner Price Controls which came into effect on 1 April 2007. These mechanisms allow the recovery of specific uncertain operating costs and capital investments that may exceed baseline regulatory allowances. In 2007/08, we ‘logged-up’ a total of £95m, of which £7m related to operating expense, and £88m related to capital investment.
We measure the financial performance of our UK regulated business using an operational return metric. In our electricity transmission business we achieved a 4.6% operational return, performing broadly in-line with regulatory assumptions. In our gas transmission business we achieved a 7.2% operational return, significantly outperforming regulatory assumptions, mainly as a result of good incentive scheme performance.
In the US we measure our financial performance against the allowed regulatory return on equity, the basis used by our regulators in the US for setting rates. In New England Power we achieved a 11.9% regulatory return on equity, down from 12.8% in the prior year, mainly reflecting the absence of a one-off benefit in 2006/07. Our New York electricity and gas, transmission and distribution businesses operate under a single rate plan; this rate base and return are reported in our Electricity Distribution and Generation business line.
Looking ahead to 2008/09, we expect that an above inflation increase in UK regulated revenue will continue to be a major driver of performance. However, this benefit will be partially offset by higher workload and inflation related costs, lower revenues from our French interconnector and LNG storage businesses, and continued higher depreciation charges. Following the completion of our Milford Haven gas transmission pipeline in South Wales, capital investment in Transmission in the year ahead is expected to return closer to 2006/07 levels, and will continue to drive growth in our rate base and future earnings.

National Grid
2007/08 Full Year Results

REVIEW OF GAS DISTRIBUTION OPERATIONS

Summary results	Year ended 31 March
(£m)	2008	2007	% change

Revenue and other operating income	4,236	1,822	132
Operating costs	(2,977)	(1,148)	(159)
Depreciation and amortisation	(272)	(194)	(40)
Operating profit – actual exchange rate	987	480	106
Operating profit – constant currency	987	477	107

Operating profit by geographical segment	Year ended 31 March
(£m, at constant currency)	2008	2007	% change

UK	595	409	45
US	392	68	—
Operating profit	987	477	107

Capital investment	Year ended 31 March
(£m, at actual exchange rate)	2008	2007	% change

UK capex	161	157	3
UK repex	353	333	6
US	188	36	—
Capital investment	702	526	33

Rate base*
	2007/08	2006/07	% change

UK regulatory asset value (£m)	6,498	6,200	5
US rate base ($m)	6,934	—	—

Returns*, **
	2007/08	2006/07

UK operational return (real)
Gas distribution	5.1%	5.0%

* Rate base and returns are for the 12 months ended 31 March for the UK and 31 December for the US. The closing UK regulatory asset value for 2006/07 was re-based as part of the five-year UK gas distribution price controls which came into effect on 1 April 2008. In New York, our electricity and gas, transmission and distribution activities (including our stranded cost recoveries) make a combined regulatory filing each calendar year. The combined New York rate base and returns are reported in our Electricity Distribution and Generation business line.
** National Grid acquired KeySpan on 24 August 2007. At this time, National Grid has not made any regulatory filings for a full rate year under its ownership and therefore regulatory returns for the former KeySpan gas businesses have not been reported this year.

National Grid
2007/08 Full Year Results

     Operating profit from Gas Distribution more than doubled this year to £987m. Following the acquisition on 24 August, we have a seven month contribution from the former KeySpan gas businesses during the winter heating period, which increased operating profit by £349m. Revenue in our US gas business is linked to delivery volumes which results in a very strong seasonal bias with substantially higher revenue recovery in the second half of the year. This year we had the first full year of operations in our Rhode Island gas business (following its acquisition in August 2006), which, with significantly lower revenue recovery in the first half compared to the second half, resulted in a £13m negative impact on operating profit compared to the prior year. Net formula income in the UK was up £165m mainly driven by a step up in UK regulated revenue following the one year Gas Distribution Price Controls which came into effect on 1 April. The beneficial effect of timing on recovery of income more than offset other items, mainly relating to pass-through costs, and together these items resulted in a net increase in operating profit of £9m. The year-on-year movement in exchange rates reduced operating profit by £3m.
     During the period, together with our gas distribution alliance partnerships, we have replaced over 1,835km of gas mains in the UK, resulting in total replacement expenditure (repex) of £353m. In the US, in addition to investment in replacing ageing network infrastructure, we have added around 30,000 new gas customers since August and are on track to achieve our target margin growth of around $60m annually. Overall, our investment in network infrastructure projects in the UK and US resulted in total capital expenditure (including repex) of £702m.
     We measure the financial performance of our UK regulated business using an operational return metric. We achieved a 5.1% operational return, performing broadly in-line with regulatory assumptions.
     In the US, we are in discussion with state regulators on gas rate plan filings in New Hampshire and Rhode Island, and we expect to file a new gas rate plan in upstate New York shortly. Features of these filings include (among other items): pension and employee benefit reconciliation; cast iron and bare steel replacement programmes; rate design changes; proposals for decoupling of revenue from delivery volumes; and full reconciliation of commodity related bad debts. These networks are not currently earning their allowed returns and we expect these filings with the relevant state regulators to result in improved returns during 2009/10.
     In 2008/09, we expect operating profit to be mainly driven by an above inflation increase in UK regulated revenue following the five year regulatory price control which came into effect on 1 April 2008. In the US, an increase in revenue from our ‘downstate’ New York gas businesses, following the new merger rate plans which came into effect on 1 January 2008, is expected to offset the negative impact of a full first-half contribution from the former KeySpan gas businesses during the seasonally weaker summer period. Across Gas Distribution, continued roll-out of our global operating model is expected to make a positive contribution to operating profit, by driving real reductions in controllable costs. Capital investment in Gas Distribution is expected to increase significantly in both the UK and US and will continue to drive growth in our rate bases and future earnings.

National Grid
2007/08 Full Year Results

REVIEW OF ELECTRICITY DISTRIBUTION AND GENERATION OPERATIONS

Summary results	Year ended 31 March
(£m)	2008	2007	% change

Revenue and other operating income*	3,126	3,004	4
Operating costs	(2,650)	(2,513)	(5)
Depreciation and amortisation	(146)	(127)	(15)
Operating profit – actual exchange rate	330	364	(9)
Operating profit – constant currency	330	346	(5)

Operating profit by principal activities	Year ended 31 March
(£m, at constant currency)	2008	2007	% change

Electricity distribution	305	346	(12)
Long Island transmission and distribution services	9	—	—
Long Island generation	16	—	—
Operating profit	330	346	(5)

Capital investment	Year ended 31 March
(£m, at actual exchange rate)	2008	2007	% change

Electricity distribution	244	218	12
Long Island generation	13	—	—
Capital investment	257	218	18

Rate base**
	2007/08	2006/07	% change

US rate base ($m)***	7,389	7,335	1

Returns**,****
	2007/08	2006/07

US regulatory return on equity (nominal)
Upstate New York ***	8.4%	9.6%
Massachusetts Electric	9.5%	10.5%

* Excludes revenue from stranded cost recoveries.
** Rate base and returns are for the 12 months ended 31 October for upstate New York and 31 December for all other rate plans.
*** In New York, our electricity and gas, transmission and distribution activities (including our stranded cost recoveries) make a combined regulatory filing each calendar year. The combined New York rate base and returns are reported here for the rate years ended 31 October. The New York rate base includes stranded assets of $1.4bn at 31 October 2007, and $1.7bn at 31 October 2006. The 8.4% return for 2007/08 excludes certain one-off items relating to voluntary early retirement costs and write-offs in our New York ‘deferral account’ balance – these items would reduce the reported return by 2%.
**** US returns are reported for our largest electricity rate plans. Details of returns and rate base for all rate plans can be found at www.nationalgrid.com.

National Grid
2007/08 Full Year Results

     During the year, electricity distribution revenues (excluding pass-through commodity costs) increased, adding £15m to operating profit, and a year-on-year reduction in storm costs led to a further increase of £33m. Despite these benefits, operating profit from Electricity Distribution and Generation decreased by 9% during the year to £330m. Timing of rate adjustments for pass-through items led to a year-on-year negative impact of £27m, mainly due to over recovery of commodity costs in 2006/07. Higher operational expenditure in our reliability enhancement programme and an increase in bad debts, further impacted operating profit by £30m. A seven month contribution of £25m from the former KeySpan generation and transmission and distribution services activities on Long Island was more than offset by other items, principally one-off in nature, and together these items resulted in a net £7m decrease in operating profit. Movement in exchange rates had a £18m year-on-year negative impact on operating profit.
     Capital expenditure was up 18% on the prior year at £257m. On 22 October, as agreed with the NYPSC, we filed a detailed five year capital investment plan for electricity transmission and distribution in upstate New York. This plan calls for a minimum investment of $1.47bn and the potential to invest up to around $2.4bn. These investments are largely targeted at enhancing customer service by improving the reliability of our electricity system.
     We measure our US financial performance against the allowed regulatory return on equity, the basis used by our regulators in the US for setting rates. In New York, the combined regulatory RoE includes electricity transmission and distribution, gas distribution, and US stranded cost recoveries – for the rate year ending 31 October 2007 this was 8.4%, down from the prior year, principally reflecting the increase in bad debts and higher spending in our reliability enhancement programme. This excludes one-off items relating to voluntary early retirement costs and write-offs in our New York ‘deferral account’ balance – these items would reduce the reported return by 2%. In Massachusetts, the RoE for the calendar year ending 31 December 2007 was 9.5%, lower than the prior year, principally as a result of an increase in bad debt costs.
     In accordance with our New York rate plan, we make biannual filings to recover amounts recorded in the ‘deferral account’ and over calendar years 2006 and 2007 we recovered $300m. Following this reduction in the ‘deferral account’ balance we have filed to recover $128m in each of calendar years 2008 and 2009. In 2008/09, we expect this, together with continued increases in operating expenditure under our reliability enhancement plan and increased depreciation charges, to be offset by a positive year-on-year variance arising from a full year contribution from our transmission and distribution services and generation operations on Long Island. Our overall financial performance in this business is therefore expected to be similar to 2007/08.
     Capital investment in Electricity Distribution and Generation is expected to continue to increase in 2008/09, principally driven by our reliability enhancement programme. In December, we filed with the NYPSC for revenue recovery in respect of electricity transmission and distribution investment that we expect to make in our upstate New York business during 2008. As filed, 50% of the revenue requirements on this investment will be recovered as part of our ‘deferral account’ reset in 2010 and 2011; a decision from the NYPSC is expected shortly. We expect to make further filings for partial recovery of investment in each of the next three years, recovering the balance as part of our next rate plan from 1 January 2012. This results in a downward pressure on regulatory returns in the short term; however, in the medium term we expect this investment will drive growth in our rate base and our future earnings.

National Grid
2007/08 Full Year Results

REVIEW OF NON-REGULATED AND OTHER ACTIVITIES

Summary results	Year ended 31 March
(£m)	2008	2007	% change

Revenue and other operating income	709	638	11
Operating costs	(416)	(348)	(20)
Depreciation and amortisation	(164)	(157)	(4)
Operating profit	129	133	(3)

Operating profit by principal activities	Year ended 31 March
(£m, at actual exchange rate)	2008	2007	% change

Metering	104	103	1
Grain LNG	12	9	33
Property	93	86	8
Sub-total operating profit	209	198	6

Corporate and other activities	(80)	(65)	(23)
Operating profit	129	133	(3)

Capital investment	Year ended 31 March
(£m, at actual exchange rate)	2008	2007	% change

Metering	126	149	(15)
Grain LNG	221	94	135
Property	19	7	171
Other	17	8	113
Capital investment	383	258	48

National Grid
2007/08 Full Year Results

     Operating profit from our Non-regulated and other activities was broadly in line with the prior year at £129m, reflecting good performance across our Metering, Grain LNG and Property businesses, and increased corporate and other costs.
     Metering operating profit was flat at £104m. During the year, capital investment in this business was £126m, with 812,000 new meters installed in our OnStream metering business. In February 2008, the Gas and Electricity Markets Authority’s (GEMA) issued a decision that National Grid has infringed the Competition Act in relation to a number of domestic metering contracts entered into with gas suppliers in 2004. These contracts were negotiated over a two year period, were voluntarily entered into by gas suppliers and delivered immediate and substantial reductions in charges for meter services, saving customers around £120m over the four years of their operation. Ofgem was consulted throughout this process of contract development and negotiation and has acknowledged that National Grid had no intention to breach the Competition Act. We are convinced that the contracts do not infringe competition law and that the £41.6m fine is wholly inappropriate. In April 2008, we issued a notice of appeal, and the case will now be heard by the Competition Appeal Tribunal.
     Our Grain LNG business delivered an operating profit of £12m. During the year capital investment in this business more than doubled to £221m, mainly reflecting construction of our Phase II capacity extension, which remains on track to be operational in late 2008, and the commencement of Phase III construction which will add a further LNG tank and a second unloading jetty, with completion planned in 2010. These investments are underpinned by long-term, take-or-pay contracts.
     Sales of land and property surplus to our operational requirements were ahead of the prior year, delivering an operating profit of £93m. In January, we announced that, after conducting a market testing exercise, we would retain our UK Property business and build on our highly successful track record in individually remediating and selling our brown-field sites.
JOINT VENTURES
     In February, following public, environmental and regulatory consultations, we gained the final consents required for BritNed, a 50/50 joint venture with TenneT (the Dutch electricity transmission owner) to construct an electricity interconnector between the electricity transmission systems in the UK and the Netherlands. We have begun construction and expect to invest around £200m in total, with completion of the link planned for 2010.
     We are currently in discussions with Ofgem for consents for blue-ng, a 50/50 joint venture with geo-pressure company 2OC, to trial environmentally sustainable electricity generation plant at pressure reduction stations on our gas networks. These plans will remove the need for existing gas-fired pre-heaters and are expected to reduce emissions and costs. Our initial plans are to trial the technology at eight sites in the UK, with the first two sites expected to commence operations during autumn 2009.

National Grid
2007/08 Full Year Results

PRO FORMA FINANCIAL RESULTS FOR CONTINUING OPERATIONS
     On 24 August 2007, we completed the acquisition of KeySpan, significantly growing our footprint in North America and positioning National Grid as the second largest energy delivery company in the US (by number of customers).
     The timing of the completion of this acquisition has benefited our reported results for 2007/08, and to provide a transparent view of the continued underlying growth in our business, we have provided comparative results in the table below that illustrate the impact of the KeySpan acquisition as if it had completed on 1 April 2007.
     These adjustments are included for illustrative purposes only. They are prepared on a business performance basis, representing the results for continuing operations before exceptional items, remeasurements, and US stranded cost recoveries.

Business performance			Year ended 31 March
(£m, at actual exchange rate)	2008	adjustment	2008	2007
	actual		pro forma	actual

Transmission	1,149	—	1,149	1,054
Gas Distribution	987	+4	991	480
Electricity Distribution & Generation	330	+19	349	364
Non-regulated & other activities	129	+7	136	133
Operating profit	2,595	+30	2,625	2,031

Net finance costs	(760)	(154)	(914)	(547)
Share of post-tax joint ventures	4	+3	7	2
Pre-tax profit	1,839	(121)	1,718	1,486

Taxation	(583)	+40	(543)	(442)
Minority interests	(3)	—	(3)	(2)
Earnings	1,253	(81)	1,172	1,042

Earnings per share	48.0p	(3.1)p	44.9p	38.3p

     On a pro forma basis, operating profit would have been £30m higher in 2007/08 had KeySpan been acquired on 1 April 2007. The main adjustments are in our Gas Distribution and Electricity Distribution and Generation lines of business, reflecting an additional five months of operations during the summer. In KeySpan’s gas businesses, a seasonal bias towards the winter heating period results in significantly lower revenue recovery during the summer, which only marginally offsets the operational costs incurred during those months; this would have resulted in 2007/08 Gas Distribution operating profit £4m higher on a pro forma basis. The Long Island generation assets also have a seasonal profile, with peak electricity demand occurring during the summer months as a result of increased air conditioning related load, resulting in higher revenue during the first half of the year than during the winter. As a result, 2007/08 Electricity Distribution and Generation operating profit would have been £19m higher on a pro forma basis. No adjustments have been made in respect of the sale of the Ravenswood generating station in New York City, as this plant has been classified within discontinued operations since the completion of the acquisition.
     Actual results for 2007/08 reflect seven months of net finance costs associated with KeySpan related debt, together with interest income from cash held on deposit due to the pre-funding of the acquisition. An additional five months of acquisition related debt and the absence of the interest income would together have resulted in 2007/08 net finance costs £154m higher, on a pro forma basis. Tax charges on a pro forma basis would have been £40m lower, reflecting the net pro forma reduction in profit before tax, at the US marginal tax rate.
     Together with other minor movements, these factors would have resulted in 2007/08 earnings per share 3.1p lower on a pro forma basis at 44.9p, representing an increase of 17% on the prior year.

National Grid
2007/08 Full Year Results

BOARD CHANGES
     Today, we are pleased to announce that Philip Aiken has joined the Board as a new Non-executive Director. Philip is Chairman of Robert Walters plc, a Non-executive Director of Kazakhmys plc and was, until the end of 2006, Group President of BHP Billiton Energy. During the year we also announced four other Board changes. As announced in March, Edward Astle stepped down from the Board as an Executive Director and left National Grid on 30 April 2008. His responsibilities for the remaining Non-regulated businesses have been reallocated across the existing management team. Robert B. Catell joined the Board on 25 September 2007, as Executive Director and Deputy Chairman. Robert was previously Chairman and Chief Executive Officer of KeySpan Corporation. On 13 August 2007, Tom King joined the Board as an Executive Director. Tom is based in the US and has responsibility for the Electricity Distribution and Generation business. Paul Joskow, one of our Non-executive Directors, stepped down from the Board on 31 July 2007.
METRIC DEFINITIONS
     The financial metrics we have reported today are designed to give greater transparency on National Grid’s relative performance and our performance against regulatory contracts.
NATIONAL GRID RETURN ON EQUITY (nominal)
This metric captures the total operational and financial performance of the company.
Calculation: IFRS adjusted profit after tax divided by the equity base.
•
IFRS adjusted operating profit after tax is as reported on a business performance basis, adjusted for: regulatory depreciation; capitalisation, mainly relating to gas distribution mains replacement (repex) in the UK; pensions; indexation of our UK regulatory asset value; and discontinued operations.

•
Equity base is equal to the total UK regulatory asset value; plus total capital invested in our US businesses; plus net assets for our non-regulated and other businesses; minus net debt as reported under IFRS.

UK OPERATIONAL RETURN (real)
(Transmission – UK; Gas Distribution – UK)
This metric is comparable to the “vanilla return” used by Ofgem.
Calculation: (IFRS adjusted operating profit minus current tax) divided by regulatory asset value
•	IFRS adjusted operating profit is as reported on a business performance basis, adjusted for: regulatory depreciation; capitalisation of gas distribution mains replacement (repex); and pensions.
•	Current tax is the tax charge as reported on a regulatory basis.
US REGULATED RETURN ON EQUITY (nominal)
(Transmission – US; Gas Distribution – US; Electricity Distribution & Generation)
This is a US GAAP metric as calculated annually (financial year to 31 March for New England Power;
calendar year to 31 December in Massachusetts; 12 month period to 31 October in New York) and reported to our regulators.
Calculation: Regulated net income divided by equity rate base.
•	Regulated net income is adjusted for earned savings in New York.
•	Equity rate base is as reported to our regulators. For New England Power the rate base applied is the common equity excluding goodwill.
INTEREST COVER
This is an IFRS metric and reflects the calculation used by our credit rating agencies. It is used as an indicator of balance sheet efficiency.
Calculation: Adjusted funds from operations divided by adjusted interest expense.
Worked examples are available at www.nationalgrid.com.

National Grid
2007/08 Full Year Results

CONTACTS
National Grid:

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
George Laskaris	+1 718 403 2526	+1 917 375 0989(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
Victoria Davies	+44 (0)20 7004 3171	+44 (0)7771 973447(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)
Chris Mostyn	+1 718 403 2747	+1 347 702 3740(m)

Brunswick: Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333(m)
An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 9:15am (UK time) today.
Live telephone coverage of the analyst presentation - password National Grid

UK dial in number	+44 (0)20 3028 4488	US dial in number	+1 866 966 5335
Telephone replay of the analyst presentation (available until 29 May 2008)

Dial in number	+44 (0)20 8196 1998	US dial in number	+1 866 583 1039
Account number	527949
A short video of Steve Holliday talking about these results is available on www.cantos.com. A live web cast of the presentation will also be available at www.nationalgrid.com.
Photographs are available on www.newscast.co.uk.
You can view or download copies of our latest Annual Report or the Annual Review from our website at www.nationalgrid.com/corporate/Investor+Relations/ or request a free printed copy by contacting investor.relations@ngrid.com.
CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, National Grid’s results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced or recently completed acquisitions with National Grid’s existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of National Grid’s non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid’s pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines owned or operated by National Grid. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the “Risk Factors” and “Operating and Financial Review” sections in its most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

National Grid
2007/08 Full Year Results

CONSOLIDATED INCOME STATEMENT
for the years ended 31 March		2008	2007
	Notes	£m	£m

Revenue	2a	11,423	8,695
Other operating income		75	83
Operating costs		(8,534)	(6,265)

Operating profit
- Before exceptional items, remeasurements and stranded cost recoveries*	2b	2,595	2,031
- Exceptional items, remeasurements and stranded cost recoveries*	3	369	482
Total operating profit	2c	2,964	2,513

Interest income and similar income	4	1,275	1,144
Interest expense and other finance costs
- Before exceptional items and remeasurements	4	(2,035)	(1,691)
- Exceptional items and remeasurements	3	(16)	(217)
	4	(2,051)	(1,908)

Share of post-tax results of joint ventures and associates		4	2

Profit before taxation
- Before exceptional items, remeasurements and stranded cost recoveries*		1,839	1,486
- Exceptional items, remeasurements and stranded cost recoveries*	3	353	265
Total profit before taxation		2,192	1,751
Taxation
- Before exceptional items, remeasurements and stranded cost recoveries*	5	(583)	(442)
- Exceptional items, remeasurements and stranded cost recoveries*	3	(28)	1
Total taxation		(611)	(441)

Profit from continuing operations after taxation
- Before exceptional items, remeasurements and stranded cost recoveries*		1,256	1,044
- Exceptional items, remeasurements and stranded cost recoveries*	3	325	266
Profit for the year from continuing operations		1,581	1,310

Profit for the year from discontinued operations
- Before exceptional items and remeasurements	6	28	104
- Exceptional items and remeasurements	6	1,590	(18)
		1,618	86

Profit for the year		3,199	1,396

Attributable to:
- Equity shareholders of the parent		3,196	1,394
- Minority interests		3	2

		3,199	1,396

Earnings per share from continuing operations
- Basic	7a	60.5p	48.1p
- Diluted	7b	60.1p	47.8p

Earnings per share
- Basic	7a	122.5p	51.3p
- Diluted	7b	121.8p	50.9p

Dividends per ordinary share: paid during the year	8	29.5p	26.8p
Dividends per ordinary share: approved or proposed to be paid		33.0p	28.7p

*Comparatives have been adjusted to present items on a basis consistent with the current year classification.

National Grid
2007/08 Full Year Results

CONSOLIDATED BALANCE SHEET at 31 March		2008	2007
	Notes	£m	£m

Non-current assets
Goodwill		3,838	1,480
Other intangible assets		272	144
Property, plant and equipment		24,333	18,895
Pension asset		846	37
Other non-current assets		255	36
Financial and other investments		251	137
Derivative financial assets		1,063	380

Total non-current assets		30,858	21,109

Current assets
Inventories and current intangible assets		455	108
Trade and other receivables		2,269	1,236
Financial and other investments		2,095	2,098
Derivative financial assets		463	277
Cash and cash equivalents		174	1,593

Total current assets		5,456	5,312

Assets of businesses held for sale		1,508	1,968

Total assets		37,822	28,389

Current liabilities
Borrowings		(3,882)	(1,031)
Derivative financial liabilities		(114)	(235)
Trade and other payables		(2,439)	(1,852)
Current tax liabilities		(298)	(75)
Provisions		(389)	(167)

Total current liabilities		(7,122)	(3,360)

Non-current liabilities
Borrowings		(17,121)	(14,686)
Derivative financial liabilities		(319)	(184)
Other non-current liabilities		(1,721)	(1,475)
Deferred tax liabilities		(3,407)	(2,389)
Pensions and other post-retirement benefit obligations		(1,746)	(1,282)
Provisions		(943)	(427)

Total non-current liabilities		(25,257)	(20,443)

Liabilities of businesses held for sale		(63)	(450)

Total liabilities		(32,442)	(24,253)

Net assets		5,380	4,136

Equity
Called up share capital		294	308
Share premium account		1,371	1,332
Retained earnings		8,949	7,635
Other equity reserves		(5,252)	(5,150)

Total parent company shareholders’ equity		5,362	4,125
Minority interests		18	11

Total equity	10	5,380	4,136

Net debt (net of related derivative financial instruments) included above	12	17,641	11,788

National Grid
2007/08 Full Year Results

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the years ended 31 March	2008	2007
	£m	£m

Exchange adjustments	(25)	(179)
Actuarial net gain	432	365
Net (losses)/gains taken to equity in respect of cash flow hedges	(32)	47
Transferred to profit or loss on cash flow hedges	(7)	(45)
Net gains/(losses) taken to equity on available-for-sale investments	6	(3)
Transferred to profit or loss on sale of available-for-sale investments	-	(1)
Tax on items taken directly to or transferred from equity	(94)	(81)

Net income recognised directly in equity	280	103
Profit for the year	3,199	1,396

Total recognised income and expense for the year	3,479	1,499

Attributable to:
- Equity shareholders of the parent	3,476	1,498
- Minority interests	3	1

	3,479	1,499

National Grid
2007/08 Full Year Results

CONSOLIDATED CASH FLOW STATEMENT
for the years ended 31 March	2008	2007
	£m	£m

Cash flows from operating activities
Total operating profit	2,964	2,513
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries	(369)	(482)
Depreciation and amortisation	994	871
Share-based payment charge	18	15
Changes in working capital and provisions	(155)	96
Changes in pensions and other post-retirement benefit obligations	(333)	(125)
Cash flows relating to exceptional items	(132)	(86)
Cash flows relating to stranded cost recoveries *	278	288

Cash flows generated from continuing operations	3,265	3,090
Cash flows relating to discontinued operations	10	181

Cash generated from operations	3,275	3,271
Tax paid – continuing operations	(110)	(310)
Tax paid – discontinued operations	-	(3)

Net cash flow generated from operating activities	3,165	2,958

Cash flows from investing activities
Acquisition of subsidiaries (net of cash acquired) and other investments	(3,528)	(269)
Sale of investments in subsidiaries and other investments	55	19
Purchases of intangible assets	(45)	(33)
Purchases of property, plant and equipment	(2,832)	(2,185)
Disposals of property, plant and equipment	26	21
Interest received *	206	216
Net movement in financial investments	45	(1,725)

Cash flows used in continuing operations - investing activities *	(6,073)	(3,956)
Cash flows relating to discontinued operations
- disposal proceeds	3,064	27
- other investing activities and acquisition of subsidiaries, net of cash acquired	(14)	(132)

Net cash flow used in investing activities *	(3,023)	(4,061)

Cash flows from financing activities
Proceeds from issue of ordinary share capital and sale of treasury shares	23	16
Increase in borrowings and related derivatives	1,563	3,019
Interest paid	(900)	(813)
Exceptional finance costs on the repayment of debt	-	(45)
Dividends paid to shareholders	(780)	(730)
Repurchase of share capital and purchase of treasury shares	(1,498)	(169)

Net cash flow (used in)/generated from financing activities *	(1,592)	1,278

Net (decrease)/increase in cash and cash equivalents	(1,450)	175
Exchange movements	4	(14)
Cash included within assets of businesses held for sale	23	(23)
Net cash and cash equivalents at start of year (i)	1,587	1,449

Net cash and cash equivalents at end of year (i)	164	1,587

i) Net of bank overdrafts of £10m (2007: £6m).
* Comparatives have been adjusted to present items on a basis consistent with the current year classification for stranded cost recoveries and interest received.

National Grid
2007/08 Full Year Results

NOTES TO THE PRELIMINARY ANNOUNCEMENT
1. Basis of preparation and new accounting standards, amendments and interpretations
a) Basis of preparation
The financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985, has been derived from the statutory accounts for the year ended 31 March 2008, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2007 have been filed with the Registrar of Companies. The auditors’ reports on both these statutory accounts were unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.
The financial information included in this announcement has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2008 as set out in National Grid’s Annual Report and Accounts for the year ended 31 March 2008. These accounting policies are consistent with those that applied in the preparation of our accounts for the year ended 31 March 2007, except as set out below.
a)	Following the acquisition of KeySpan Corporation (‘KeySpan’), our activities now include electricity generation and our accounting policies have been expanded to cover these activities. The primary change is to include an accounting policy for revenue from electricity generation, which represents the sales value of energy and related services supplied to customers.
b)	Business performance now excludes stranded cost recoveries and the amortisation of acquisition-related intangibles. Stranded cost recoveries represent the recovery of historical generation-related costs in the US related to generation assets that are no longer owned. Such costs are being recovered from customers as permitted by regulatory agreements. Prior year business performance results have been adjusted to reflect the exclusion of stranded costs recoveries, consistent with the current year classification.
c)	Interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) that have been adopted during the year, are as follows:
•	IFRIC 8 Scope of IFRS 2 ‘Share-Based Payment’
•	IFRIC 9 Reassessment of embedded derivatives
•	IFRIC 10 Interim financial reporting and impairments
•	IFRIC 11 Group and treasury share transactions
The adoption of these interpretations had no significant impact on the financial results or position of the Company and its subsidiary undertakings for the year ended 31 March 2008 or for previous periods.
b) New accounting standards, amendments and interpretations
The following standards, amendments and interpretations have been issued by the International Accounting Standards Board or by the IFRIC, and are expected to be adopted in future periods. None of these are expected to have a material impact on consolidated results or assets and liabilities.
•	IFRS 8 Operating segments
•	Amendment to IAS 23 Borrowing costs
•	Amendments to IAS 1 Presentation of financial statements
•	IFRS 3R Business combinations
•	IAS 27R Consolidated and Separate Financial Statements
•	Amendment to IFRS 2 Share based payment
•	Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statement Puttable Financial Instruments and Obligations Arising on Liquidation
•	IFRIC 12 Service concession arrangements
•	IFRIC 13 Customer loyalty programmes
•	IFRIC 14 Defined benefit assets and minimum funding requirements
This announcement was approved by the Board of Directors on 14 May 2008.

National Grid
2007/08 Full Year Results

2. Segmental analysis
Segmental information is presented in accordance with the management responsibilities and economic characteristics, including consideration of risks and returns, of business activities. The Company assesses the performance of its businesses principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries. The primary reporting format is by business and the secondary reporting format is by geographical area. The following table describes the main activities for each business segment:

Transmission UK	High-voltage electricity transmission networks, the gas transmission network in the UK, UK liquefied natural gas (LNG) storage activities and the French electricity interconnector
Transmission US	High-voltage electricity transmission networks in New York and New England
Gas Distribution UK	Four of the eight regional networks of Great Britain’s gas distribution system
Gas Distribution US	Gas distribution in New York and New England
Electricity Distribution & Generation US	Electricity distribution in New York and New England and electricity generation in New York

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including UK-based gas metering activities; UK property management; a UK LNG import terminal; other LNG operations; unregulated US transmission pipelines; US home services; US gas fields; together with corporate activities, including business development.
Discontinued operations comprise wireless infrastructure and communications operations in the UK and the US, an electricity interconnector in Australia, the Ravenswood generation station in New York City, and the engineering and communications operations in the US acquired as part of the KeySpan acquisition. The wireless infrastructure operations in the UK were sold on 3 April 2007; the US wireless operations were sold on 15 August 2007; and the Basslink electricity interconnector in Australia was sold on 31 August 2007. The results of discontinued operations are disclosed in note 6.
Our segments are unchanged from those reported in the financial statements for the year ended 31 March 2007, except for our former US Electricity Distribution segment, which as a consequence of the acquisition of KeySpan on 24 August 2007 has been expanded to incorporate the operations of KeySpan’s generation business and is now reported as Electricity Distribution & Generation US. In addition, in line with our management structure, the recovery of stranded costs from US electricity distribution customers as permitted by regulatory agreement is no longer presented as a separate segment but is reported in Electricity Distribution & Generation US. Prior year comparatives have been adjusted to conform with the current year classification.
Sales between businesses are priced having regard to the regulatory and legal requirements to which the businesses are subject.
a)	Revenue

Years ended 31 March	2008	2007
	£m	£m

Business segments – continuing operations
Transmission UK	2,956	2,816
Transmission US	299	270
Gas Distribution UK	1,383	1,193
Gas Distribution US	2,845	638
Electricity Distribution & Generation US *	3,508	3,430
Other activities	642	567
Sales between businesses	(210)	(219)

Revenue	11,423	8,695

Total excluding stranded cost recoveries	11,041	8,269
Stranded cost recoveries	382	426

	11,423	8,695

Geographical segments
UK	4,787	4,397
US	6,636	4,298

Revenue	11,423	8,695

* Comparatives have been adjusted to present items on a basis consistent with the current year classification.

National Grid
2007/08 Full Year Results

2. Segmental analysis (continued)
b)	Operating profit – before exceptional items, remeasurements and stranded cost recoveries

Years ended 31 March	2008	2007
	£m	£m

Business segments – continuing operations
Transmission UK	1,021	946
Transmission US	128	108
Gas Distribution UK	595	409
Gas Distribution US	392	71
Electricity Distribution & Generation US *	330	364
Other activities	129	133

Operating profit before exceptional items, remeasurements and stranded cost recoveries *	2,595	2,031

Geographical segments
UK	1,752	1,491
US	843	540

Operating profit before exceptional items, remeasurements and stranded cost recoveries	2,595	2,031

* Comparatives have been adjusted to present items on a basis consistent with the current year classification.
c)	Operating profit – after exceptional items, remeasurements and stranded cost recoveries

Years ended 31 March	2008	2007
	£m	£m

Business segments – continuing operations
Transmission UK	1,013	936
Transmission US	122	107
Gas Distribution UK	574	412
Gas Distribution US	487	67
Electricity Distribution & Generation US *	696	859
Other activities	72	132

Operating profit after exceptional items, remeasurements and stranded cost recoveries	2,964	2,513

Geographical segments
UK	1,667	1,482
US	1,297	1,031

Operating profit after exceptional items, remeasurements and stranded cost recoveries	2,964	2,513

* Comparatives have been adjusted to present items on a basis consistent with the current year classification.

National Grid
2007/08 Full Year Results

3. Exceptional items, remeasurements and stranded cost recoveries
Exceptional items, remeasurements, and stranded cost recoveries are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are material, either by their nature or their size, to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Items of income or expense that are considered by management for designation as exceptional items include such items as significant restructurings, write-downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, integration of acquired businesses and gains or losses on disposals of businesses or investments.
Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.
Stranded cost recoveries represent the recovery of historical generation related costs in the US related to generation assets that are no longer owned. Such costs can be recovered from customers as permitted by regulatory agreements.

Years ended 31 March	2008	2007
	£m	£m

Exceptional items - restructuring costs (i)	(133)	(22)
Exceptional items - environmental related provisions (ii)	(92)	-
Exceptional items - gain on disposal of subsidiary (iii)	6	-
Exceptional items - other (iv)	(23)	-
Remeasurements - commodity contracts (v)	232	81
Stranded cost recoveries (vi) *	379	423
Total exceptional items, remeasurements and stranded cost recoveries included within
operating profit	369	482

Exceptional items - debt restructuring costs (vii)	-	(45)
Remeasurements - commodity contracts (v)	(9)	(19)
Remeasurements - net losses on derivative financial instruments (viii)	(7)	(153)
Total exceptional items and remeasurements included within finance costs	(16)	(217)

Total exceptional items, remeasurements and stranded cost recoveries before taxation	353	265

Exceptional tax item - deferred tax credit arising from reduction in UK tax rate (ix)	170	-
Tax on exceptional items - restructuring costs (i)	49	12
Tax on exceptional items - environmental related provisions (ii)	20	-
Tax on exceptional items - gain on disposal of subsidiary (iii)	(4)	-
Tax on exceptional items - other (iv)	5	-
Tax on remeasurements - commodity contracts (v)	(90)	(25)
Tax on exceptional items - debt restructuring costs (vii)	-	14
Tax on remeasurements - derivative financial instruments (viii)	(28)	169
Tax on stranded cost recoveries (vi) *	(150)	(169)

Tax on exceptional items, remeasurements and stranded cost recoveries*	(28)	1

Total exceptional items, remeasurements and stranded cost recoveries*	325	266

Total exceptional items after taxation	(2)	(41)
Total commodity contract remeasurements after taxation	133	37
Total derivative financial instrument remeasurements after taxation	(35)	16
Total stranded cost recoveries after taxation	229	254

Total exceptional items, remeasurements and stranded cost recoveries after taxation*	325	266

* Comparatives have been adjusted to present items on a basis consistent with the current year classification

National Grid
2007/08 Full Year Results

3. Exceptional items, remeasurements and stranded cost recoveries (continued)
i)	Restructuring costs relate to planned cost reduction programmes in our UK and US businesses. For the year ended 31 March 2008, restructuring costs included pension related costs of £83m arising as a result of redundancies (2007: £10m).
ii)	The environmental charge for the year ended 31 March 2008 includes a charge of £44m resulting from revised cost estimates in the UK and £48m in the US. Costs incurred with respect to US environmental provisions are substantially recoverable from customers.
iii)	The gain on disposal of subsidiary relates to the sale of Advantica.
iv)	A cost of £15m was incurred during the year ended 31 March 2008 relating to the potential disposal of National Grid’s property business which we subsequently decided not to proceed with. In addition, there was a £4m amortisation charge on acquisition-related intangibles and a £4m increase in nuclear decommissioning provisions.
v)	Remeasurements – commodity contracts represent mark-to-market movements on certain commodity contract obligations, primarily indexed-linked swap contracts, in the US. Under the existing rate plans in the US, commodity costs are fully recovered from customers, although the pattern of recovery may differ from the pattern of costs incurred. These movements are comprised of those impacting operating profit which are based on the change in the commodity contract liability and those impacting finance costs as a result of the time value of money.
vi)	Stranded cost recoveries capture the recovery of some of our historical investments in generating plants that were divested as part of the restructuring and wholesale power deregulation process in New England and New York during the 1990’s. These recoveries are no longer considered to be part of our core business. Stranded cost recoveries on a pre-tax basis consist of revenue of £382m (2007: £426m) and operating costs of £3m (2007:£3m).
vii)	Debt restructuring costs in the year ended 31 March 2007 represented debt redemption costs related to the restructuring of our debt portfolio.
viii)	Remeasurements - net losses on derivative financial instruments comprise losses arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in equity or offset by adjustments to the carrying value of debt. These remeasurements include a loss of £3m relating to pre-tax losses on investment related derivative financial instruments that offset on a post-tax basis (2007: £126m). The tax charge in the year ended 31 March 2008 includes an £11m adjustment in respect of prior years (2007: £56m credit).
ix)	The exceptional tax credit in the period of £170m arose from a reduction in the UK corporation tax rate from 30% to 28% included in the Finance Act 2007. This resulted in a reduction in deferred tax liabilities.
4. Finance income and costs

Years ended 31 March	2008	2007
	£m	£m

Interest income on financial instruments	211	218
Expected return on pension and other post-retirement benefit plan assets (i)	1,064	926

Interest income and similar income	1,275	1,144

Interest expense on financial instruments	(1,112)	(871)
Exceptional items - debt restructuring costs	-	(45)
Interest on pension and other post-retirement benefit plan obligations (i)	(1,001)	(869)
Unwinding of discounts on provisions	(41)	(21)
Less: interest capitalised	119	70

Interest expense	(2,035)	(1,736)
Net losses on derivative financial instruments and commodity contracts	(16)	(172)

Interest expense and other finance costs	(2,051)	(1,908)

Net finance costs	(776)	(764)

Comprising:
Net finance costs excluding exceptional items and remeasurements.	(760)	(547)
Exceptional items and remeasurements (note 3)	(16)	(217)

	(776)	(764)

i) The difference between actual and expected investment return on pension assets and interest on pension obligations is reported as an actuarial gain or loss within the statement of recognised income and expense.

National Grid
2007/08 Full Year Results

5. Taxation

Years ended 31 March	2008	2007
	£m	£m
Taxation before exceptional items, remeasurements and stranded cost recoveries *	583	442

Exceptional tax item – deferred tax credit arising from the reduction in UK tax rate	(170)	–
Taxation on other exceptional items, remeasurements and stranded cost recoveries *	198	(1)

Taxation on total exceptional items, remeasurements and stranded cost recoveries (note 3) *	28	(1)

Total taxation	611	441

Taxation as a percentage of profit before taxation:	%	%
Before exceptional items, remeasurements and stranded cost recoveries *	31.7	29.7
After exceptional items, remeasurements and stranded cost recoveries	27.9	25.2

	2008	2007
The tax charge for the year can be analysed as follows:	£m	£m
United Kingdom
Corporation tax at 30% (2007: 30%)	214	66
Corporation tax adjustment in respect of prior years (i)	(156)	(28)
Deferred tax	42	168
Deferred tax adjustment in respect of prior years (ii)	67	9

	167	215

Overseas
Corporate tax	213	109
Corporate tax adjustment in respect of prior years	31	(149)
Deferred tax	191	207
Deferred tax adjustment in respect of prior years	9	59

	444	226

Total tax charge	611	441

* Comparatives have been adjusted to present items on a basis consistent with the current year classification.
i) The UK corporation tax adjustment in respect of prior years includes a £9m charge (2007: £51m credit) that relates to exceptional items, remeasurements and stranded cost recoveries.
ii) The UK deferred tax adjustment in respect of prior years includes a £2m charge (2007: £5m credit) that relates to exceptional items, remeasurements and stranded cost recoveries.

National Grid
2007/08 Full Year Results

6. Discontinued operations
Discontinued operations are businesses that have been sold, or which are held for sale. They include our former wireless infrastructure operations in the UK and US, and the Basslink electricity interconnector in Australia, that were classified as businesses held for sale during the year ended 31 March 2007. Businesses held for sale at 31 March 2008 comprised the Ravenswood generation station in New York City (representing our merchant electricity generation operations), and the communications and the engineering operations that were acquired with KeySpan on 24 August 2007.
The wireless infrastructure businesses in the UK and US were sold on 3 April 2007 and 15 August 2007 respectively, while the Basslink electricity interconnector business was sold on 31 August 2007. The sale of the Ravenswood generation station was agreed on 31 March 2008 for consideration of $2.9 billion cash. Completion of the sale is dependent upon regulatory approval and is expected by summer of 2008. We anticipate completing the disposals of the KeySpan communications and engineering operations within a year from the date of the acquisition.
Results of discontinued operations

Years ended 31 March	2008	2007
	£m	£m
Revenue	201	383
Operating costs	(166)	(321)

- Operating profit before exceptional items and remeasurements	35	117
- Exceptional items and remeasurements (i)	-	(55)
Total operating profit from discontinued operations	35	62

Net finance costs before remeasurement finance income	–	(2)
Remeasurement finance income (ii)	8	37

Profit before tax from discontinued operations	43	97

Taxation	(7)	(11)

Profit after tax from discontinued operations	36	86

Gains on disposals of UK and US wireless infrastructure operations	1,506	–
Gain on disposal of Basslink	80	–

Gain on disposal of discontinued operations before tax	1,586	–

Taxation	(4)	–

Gain on disposal of discontinued operations	1,582	–

Total profit for the year from discontinued operations
- Before exceptional items and remeasurements	28	104
- Exceptional items and remeasurements	1,590	(18)
	1,618	86

i)	The exceptional item for the year ended 31 March 2007 reflects an impairment of goodwill relating to US wireless infrastructure operations.

ii)	Remeasurement finance income for the year ended 31 March 2008 comprised £8m of mark-to-market gains on financial instruments (2007: £13m) and for the year ended 31 March 2007 an additional £24m relating to the recognition of gains on the termination of a hedging arrangement.

National Grid
2007/08 Full Year Results

7. Earnings per share
a) Basic earnings per share

Years ended 31 March	2008	2008	2007	2007
		Earnings		Earnings
	Earnings	per share	Earnings	per share
	£m	pence	£m	pence
Adjusted earnings – continuing operations *	1,253	48.0	1,042	38.3
Exceptional items after taxation	(2)	(0.1)	(41)	(1.5)
Commodity contract remeasurements after taxation	133	5.1	37	1.3
Derivative financial instrument remeasurements after taxation	(35)	(1.3)	16	0.6
Stranded cost recoveries after taxation *	229	8.8	254	9.4

Earnings – continuing operations	1,578	60.5	1,308	48.1

Adjusted earnings – discontinued operations	28	1.1	104	3.8
Gains on disposal of operations after taxation	1,582	60.6	–	–
Other exceptional items and remeasurements	8	0.3	(18)	(0.6)

Earnings – discontinued operations	1,618	62.0	86	3.2

Basic earnings	3,196	122.5	1,394	51.3

		millions		millions

Weighted average number of shares – basic		2,609		2,719

b) Diluted earnings per share

Years ended 31 March	2008	2008	2007	2007
		Earnings		Earnings
	Earnings	per share	Earnings	per share
	£m	pence	£m	pence
Adjusted diluted earnings – continuing operations *	1,253	47.8	1,042	38.1
Exceptional items after taxation	(2)	(0.1)	(41)	(1.5)
Commodity contract remeasurements after taxation	133	5.0	37	1.3
Derivative financial instrument remeasurements after taxation	(35)	(1.3)	16	0.6
Stranded cost recoveries after taxation *	229	8.7	254	9.3

Diluted earnings – continuing operations	1,578	60.1	1,308	47.8

Adjusted diluted earnings – discontinued operations	28	1.1	104	3.8
Gains on disposal of operations after taxation	1,582	60.3	–	–
Other exceptional items and remeasurements	8	0.3	(18)	(0.7)

Diluted earnings – discontinued operations	1,618	61.7	86	3.1

Diluted earnings	3,196	121.8	1,394	50.9

		millions		millions

Weighted average number of shares – diluted		2,624		2,737

The difference between the basic and diluted weighted average number of shares for the years presented relates solely to the effect of dilutive potential ordinary shares related to employee share plans.
* Comparatives have been adjusted to present items on a basis consistent with the current year classification.

National Grid
2007/08 Full Year Results

8. Dividends
The following table shows the dividends paid to equity shareholders:

Years ended 31 March	2008	2008	2007	2007
	(pence		(pence
	per ordinary		per ordinary
	share)	£m	share)	£m
Ordinary dividends
Interim dividend for the year ended 31 March 2008	11.7	300	–	–
Final dividend for the year ended 31 March 2007	17.8	480	–	–
Interim dividend for the year ended 31 March 2007	–	–	10.9	297
Final dividend for the year ended 31 March 2006	–	–	15.9	433

	29.5	780	26.8	730

The Directors are proposing a final dividend for 2008 of 21.3p per share that will absorb approximately £531m of shareholders’ equity. It will be paid on 20 August 2008 to shareholders who are on the register of members on 6 June 2008.
9. Acquisitions
On 24 August 2007, the acquisition of KeySpan was completed, with 100% of the shares acquired for a total cash consideration of £3.8bn, including acquisition costs of £25m. The provisional amount of goodwill that arose on the acquisition was £2.3bn, however this is subject to change as the exercise of establishing fair values of the assets and liabilities acquired is not final at this stage. Provisional goodwill principally relates to the market and regulatory position and retail customer relationships of the acquired operations, the opportunity to make future capital investment, expected synergies and opportunities for further cost improvements in the future, to the assembled workforce and to the potential for future growth. The fair values of the assets and liabilities acquired have been updated from the provisional fair values reported in our half year results for the six months ended 30 September 2007.
Fair values of assets and liabilities remain provisional and are subject to further adjustment within one year of the acquisition dates. The principal items outstanding include the fair values of tax liabilities, contingent and unrecorded liabilities, and businesses held for sale.
The majority of the acquired operations relate to gas distribution, and electricity distribution and generation activities, and so are presented within the Gas Distribution US and Electricity Distribution & Generation US segments. Certain acquired activities, principally the Ravenswood generation station and KeySpan’s communications and engineering operations are disclosed as discontinued operations in the income statement as we plan, and expect, to dispose of these activities within one year of the acquisition date.
The KeySpan acquired activities contributed revenue of £2,498m to our continuing operations; contributed a profit from continuing operations after taxation of £225m; and reported an adjusted profit (before exceptional items, remeasurements and stranded cost recoveries) from continuing operations after taxation of £174m for the period from 24 August 2007 to 31 March 2008. Exceptional items, remeasurements and stranded cost recoveries included pre-tax costs of £53m relating to restructuring costs and pre-tax gains on remeasurement of £138m.
Pro forma information
The following summary presents the consolidated results as if KeySpan had been acquired on 1 April 2007. The pro forma information includes the results of KeySpan for the year 1 April 2007 to 31 March 2008 as adjusted for the estimated effect of accounting policies adopted by National Grid and the impact of provisional fair value accounting adjustments (e.g. amortisation of intangible assets) together with the recognition of the impact on pro forma net interest expense as a result of the acquisition. All of the pre-tax pro forma adjustments have been taxed (where appropriate) at the rate of tax pertaining to the jurisdiction in which the pro forma adjustment arose. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the enlarged National Grid.

	2008	2008
	Actual	Pro forma
	£m	£m
Revenue	11,423	12,345
Operating profit before exceptional items, remeasurements and stranded cost recoveries	2,595	2,625
Total operating profit	2,964	2,901
Profit from continuing operations after taxation before exceptional items, remeasurements and stranded cost recoveries	1,256	1,175
Profit for the year from continuing operations	1,581	1,443
Profit for the year	3,199	3,087

National Grid
2007/08 Full Year Results

9. Acquisitions (continued)

	IFRS
	book value at	Provisional
	acquisition	fair value
	£m	£m
Intangible assets	42	135
Property, plant and equipment	3,152	3,282
Financial and other investments – non-current	129	129
Inventories and current intangibles	505	505
Trade and other receivables	767	748
Financial and other investments – current	33	33
Cash and cash equivalents	260	260
Assets of businesses held for sale	472	1,487
Borrowings – current	(545)	(545)
Trade and other payables	(713)	(749)
Borrowings – non-current	(1,852)	(1,934)
Other non-current liabilities	(169)	(169)
Deferred tax liabilities	(132)	(591)
Pensions and other post-retirement benefit obligations	(440)	(440)
Provisions	(649)	(643)
Liabilities of businesses held for sale	(73)	(73)
Minority interest	(8)	(8)

Net assets acquired	779	1,427

Goodwill arising on acquisition		2,335

Total consideration		3,762

10. Reconciliation of movements in total equity

Years ended 31 March	2008	2007
	£m	£m
Opening total equity	4,136	3,493

Changes in total equity for the year
Total recognised income and expense	3,479	1,499
Equity dividends	(780)	(730)
Issue of ordinary share capital	13	16
B shares converted to ordinary shares	27	–
Repurchase of share capital and purchase of treasury shares (i)	(1,522)	(169)
Other movements in minority interests	4	(1)
Share-based payment	18	15
Issue of treasury shares	10	–
Tax on share-based payment	(5)	13

Closing total equity	5,380	4,136

i) From 30 May 2007 to 31 March 2008, the Company repurchased under its share repurchase programme 200.1 million ordinary shares for aggregate consideration of £1,516m including transaction costs. The shares repurchased have a nominal value of 1117/43 pence each and represented 8% of the ordinary shares in issue as at 31 March 2008. Included within total equity is a deduction of £570m for treasury shares (2007: £nil). Further purchases of shares relating to employee share schemes were made for an aggregate consideration of £6m.

National Grid
2007/08 Full Year Results

11. Reconciliation of net cash flow to movement in net debt

Years ended 31 March	2008	2007
	£m	£m

(Decrease)/increase in cash and cash equivalents	(1,450)	175
(Decrease)/increase in financial investments	(45)	1,725
Increase in borrowings and related derivatives (i)	(1,563)	(3,019)
Net interest paid	694	597

Increase in net debt resulting from cash flows	(2,364)	(522)
Changes in fair value of financial assets and liabilities and exchange movements	(133)	331
Net interest charge	(901)	(655)
Borrowings of subsidiary undertaking acquired	(2,446)	(48)
Amounts related to businesses held for sale	17	(42)
Other non-cash movements	(26)	(2)

Increase in net debt (net of related derivative financial instruments) in the year	(5,853)	(938)
Net debt at start of year	(11,788)	(10,850)

Net debt (net of related derivative financial instruments) at end of year	(17,641)	(11,788)

i) The increase in borrowings and related derivatives for the year ended 31 March 2008 comprised proceeds from loans received of £1.6bn, and net movement in short-term borrowings of £0.6bn, less payments to repay loans of £0.6bn.
12. Net debt

At 31 March	2008	2007
	£m	£m

Cash and cash equivalents	174	1,593
Bank overdrafts	(10)	(6)

Net cash and cash equivalents	164	1,587
Financial investments	2,095	2,098
Borrowings (excluding bank overdrafts)	(20,993)	(15,711)

	(18,734)	(12,026)
Net debt related derivative financial assets	1,526	657
Net debt related derivative financial liabilities	(433)	(419)

Net debt (net of related derivative financial instruments)	(17,641)	(11,788)

National Grid
2007/08 Full Year Results

13. Commitments and contingencies

At 31 March	2008	2007
	£m	£m

Future capital expenditure contracted for but not provided for	1,097	1,554
Commitments under non-cancellable operating leases	737	800
Energy purchase commitments (i)	4,753	3,731
Guarantees (ii)	925	229
Other commitments and contingencies (iii)	462	308

i)	Commodity contracts that do not meet the normal purchase, sale or usage criteria and hence are accounted for as derivative contracts are recorded at fair value and incorporated in trade and other payables and other non-current liabilities were £316m (31 March 2007: £389m).

ii)	Details of the guarantees entered into by the Company or its subsidiary undertakings at 31 March 2008 are shown below:
a)	guarantees of a subsidiary company’s obligations under a membership interest and stock purchase agreement amounting to £282m. These will expire on closing the agreement;

b)	a letter of support of obligations under a shareholders’ agreement relating to the interconnector project between Britain and the Netherlands amounting to approximately £227m. This expires in 2010;

c)	a guarantee amounting to approximately £105m of half of the obligations of the interconnector project between Britain and the Netherlands. This expires in 2010;

d)	guarantees of certain obligations in respect of the UK Grain LNG Import Terminal for which the maximum annual liability amounts to £86m. These run for varying lengths of time, expiring between 2019 and 2028;

e)	guarantees of £59m relating to certain property obligations of subsidiary undertakings. The majority of these expire by December 2025;

f)	a guarantee of £50m in respect of liabilities under a meter operating contract that runs until May 2008;

g)	an uncapped guarantee, for which the maximum liability is estimated at £40m, to The Crown Estates in support of the transfer of the interconnector between France and England to National Grid Interconnectors Limited as part of the Licence to Assign Lease. This is ongoing;

h)	letters of credit in support of gas balancing obligations amounting to £25m, lasting for less than one year;

i)	collateral of £15m to secure syndicate insurance obligations which are evergreen;

j)	guarantees in respect of a former associate amounting to £14m, the majority of which relates to its obligations to supply telecommunications services. These are open-ended; and

k)	other guarantees amounting to £22m arising in the normal course of business and entered into on normal commercial terms. These guarantees run for varying lengths of time.
iii)	Includes commitments largely relating to gas purchasing and property remediation of £432m (31 March 2007 £198m).
The Company has entered into an agreement with a stockbroker to repurchase the Company’s shares, which is cancellable at any time other than during a close period. The Company entered a close period on 1 April 2008, at which point authority existed for the repurchase of shares up to a maximum value of £248m. The close period ends following the full year results announcement on 15 May 2008. During the period between 1 April and 14 May 2008 share repurchases amounted to £97.8m.
On 25 February 2008 the Gas and Electricity Markets Authority (GEMA) imposed a £41.6m fine on National Grid for infringement of the Competition Act 1998 in relation to a number of metering contracts entered into with gas suppliers in 2004. We believe that the contracts do not infringe competition law, they were entered into voluntarily by gas suppliers, and Ofgem was consulted throughout the process of contract development and negotiation. Therefore, we have lodged an appeal with the Competition Appeal Tribunal. GEMA has suspended the fine pending the outcome of the appeal and no provision has been made in the accounts.
We remain convinced that National Grid has not breached the Competition Act 1998 and that our position will be upheld and the fine reversed on appeal.
14. Exchange rates
The consolidated results are affected by the exchange rates used to translate the results of its US operations and US dollar transactions. The US dollar to sterling exchange rates used were:

31 March	2008	2007

Closing rate applied at period end	1.98	1.97
Average rate applied for the period	2.01	1.91

15. Related party transactions
There were no significant changes in the nature and size of related party transactions for the year to those disclosed in the financial statements for the year ended 31 March 2007.